SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4802

BD Caribe Ltd. Savings Incentive Plan (SIP)

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)

(201) 847-6800

(TELEPHONE NUMBER)

1.	AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2020

Notes to Financial Statements

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

BD Caribe Ltd. Savings Incentive Plan (SIP)

December 31, 2020 and 2019

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

BD Caribe Ltd. Savings Incentive Plan (SIP)

Audited Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of

BD Caribe LTD Savings Incentive Plan (SIP)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BD Caribe LTD Savings Incentive Plan (SIP) (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2020.

New York, NY

June 29, 2021

BD Caribe LTD Savings Incentive Plan (SIP)

For Employees of Becton Dickinson Caribe LTD

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2020	2019
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$30,845,033	$33,674,113
Cash equivalent	—	4,104
Accrued interest receivable	—	40
Contributions receivable – Company	60,619	68,757
Pending trade settlements	67,132	—

Total assets	$30,972,784	$33,747,014
Liabilities
Pending trade settlements	63,053	—
Investment management fees payable	754	—

Total liabilities	63,807	—

Net assets available for benefits	$30,908,977	$33,747,014

See accompanying notes.

BD Caribe LTD Savings Incentive Plan (SIP)

For Employees of Becton Dickinson Caribe LTD

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020
Additions:
Net appreciation/(depreciation), interest and dividends from beneficial interest in BD Defined Contribution Plan Master Trust	$(173,347)
Participants’ contributions	1,352,856
Company contributions	400,096

Total Additions	1,579,605
Deductions:
Benefits paid directly to participants and beneficiaries	4,405,616
Administrative expenses	12,026

Total Deductions	4,417,642

Net (decrease) in net assets available for benefits	(2,838,037)
Net assets available for benefits at beginning of year	33,747,014

Net assets available for benefits at end of year	$30,908,977

See accompanying notes.

BD Caribe LTD Savings Incentive Plan (SIP)

For Employees of Becton Dickinson Caribe LTD

Notes to Financial Statements

December 31, 2020

1. Significant Accounting Policies

Basis of Accounting

The accounting records of BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton Dickinson Caribe LTD (the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.

Investment Valuation and Income Recognition

Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Participants have the option of investing in a stable value fund which is a separately managed account. The stable value fund purchases synthetic investment contracts (Synthetic GICs). These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year (see Note 3 for description of how income from the Master Trust (the Trust) is attributed to the Plan).

2. Description of the Plan

General

The Plan is a defined contribution plan sponsored by Becton Dickinson Caribe Ltd., a subsidiary of Becton, Dickinson and Company (the Parent Company), organized under the laws of Cayman Islands and duly qualified to do business in the Commonwealth of Puerto Rico. It covers all employees of the Puerto Rico Branch of Becton Dickinson Caribe Ltd. (the Employer or the Company). Employees become automatically eligible to participate in the Plan on the first day of the month after hire. The Plan contains a cash or deferred arrangement qualifying under sections 1081.01(a) and (d) of the Internal Revenue Code for a New Puerto Rico (PR Code) (see Note 6).

Master Trust

The Plan, as well as the BD 401(k) Plan, and the Bard Puerto Rico Retirement and Savings Plan participate in the BD Defined Contribution Master Trust (the Trust).

Fidelity Management Trust Company is the trustee of the Trust (the Trustee) and Fidelity Workplace Services, LLC is the Plan record-keeper and custodian.

The Administrative Committee consists of certain employees of the Company and administers the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan, as Puerto Rico requires a local bank to be the Plan Trustee.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for the termination insurance provided by the Pension Benefit Guaranty Corporation.

Contributions

For the years ended December 31, 2020 and 2019, the maximum allowable participant contribution was $15,000 with a catch-up contribution of $1,500 for participants age 50 and older.

Eligible participant may make pre-tax contributions not exceeding 10% of compensation, and after-tax contribution not exceeding 14% of compensation. Total contribution cannot exceed 14% of compensation.

The Employer shall make a matching contribution up to 3% of compensation. The Plan allows for an additional non-elective contribution for employees hired/rehired on or after January 1, 2019. The non-elective contribution under the Plan consists of a lump sum payment made to eligible participants’ accounts following the end of each plan year based on eligible compensation, if participant remains actively employed on the last business day of the plan year.

The Employer may also make profit-sharing contributions to the Plan on account of any Plan year in an amount determined by the Employer as of the last day of that Plan year on behalf of each participant who is an eligible employee on the last day of that Plan year and who has made contributions during the Plan year. Employer matching and profit-sharing contributions may not exceed the maximum amount deductible from the Employer’s income for that Plan year under section 1081.01 of the Puerto Rico Code.

From May 1, 2020 to October 15, 2020 the Company suspended matching contributions due to the impact on the Parent Company’s operations related to the coronavirus (COVID-19) global pandemic.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Please refer to the Plan document for additional details.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:

•	Stable Value Investment Option, Synthetic GICs (see Note 5),

•	Life Index Retirement Funds Option,

•	U.S. Large Cap Stock Investment Option,

•	U.S. Mid Cap Stock Investment Option,

•	Non-U.S. Markets Stock Investment Option,

•	U.S. Small Mid Cap Stock Investment Option,

•	U.S. Capital Appreciation Investment Option,

•	Mutual Fund Investment Option,

•	Becton, Dickinson and Company Common Stock Fund Investment Option.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

Vesting

Participants are vested immediately in their contributions, employer contributions and actual earnings thereon. Participants are entitled to the entire balance of his/her account upon termination.

Effective for January 1, 2019, non-elective contribution has a 4 year vesting schedule as follows:

Full Years of Service	Percentage
Less than 2 years	—%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Payment of Benefits

All payment of benefits from the Plan are in the form of a single lump sum payment in cash or in employer shares at the option of the participant, except upon death of participant, in which case, payment is made to the beneficiary in a cash lump sum.

Distribution of a participant’s vested account balance is available upon separation of employment. In-service withdrawals are available in certain limited circumstances. Not more than twice in any Plan year, during active employment, the participant may elect, upon one month’s prior written notice to the Plan Administrator, to withdraw all or any portion of the value of the units in his/her account attributable to his/her after-tax contributions and applicable earnings, rollover contributions and applicable earnings, and pre-April 1, 2009 matching contributions and applicable earnings.

If a participant has attained the age of 59 1⁄2, a withdrawal will be allowed once in a Plan year, upon one month’s prior written notice to the Plan Administrator. The amount of the distribution may include all or any portion of the value of the units in his/her account excluding the employer non-elective contributions and profit-sharing contributions.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and the Puerto Rico Department of the Treasury (PR Treasury) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

On March 29, 2020, the Puerto Rico Treasury Department issued Internal Revenue Circular Letter 20-23 (Circular Letter). As part of the provisions of the Circular Letter, Puerto Rico residents impacted by the COVID-19 pandemic are permitted to take an eligible distribution from the Plan not in excess of $100,000. The first $10,000 is tax-free and the next $90,000 is subject to a flat 10 percent income tax rate. The Plan adopted these provisions in June 2020.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Master Trust Information

The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Trust is included in the accompanying financial statements based on information provided by the Trust. The Plan holds a divided interest in the assets of the Trust. The Plan’s share of net assets in the Trust and net appreciation/(depreciation), interest and dividends in the Trust, were determined by the trustee of the Plan as of December 31, 2020 and 2019 and for the year ended December 31, 2020 on the basis of the Plan’s specific ownership interest in the Trust’s underlying assets, plus the Plan’s cumulative contributions, less the Plan’s cumulative benefit payments and share of administration expenses.

Investment gains and administrative expenses related to the Trust are allocated to the individual plans based upon average monthly balances by each plan.

The following tables present the Master Trust balances and the Plan’s interest in the Master Trust balances as of December 31, 2020 and 2019:

	Master Trust Balances as of December 31, 2020	Plan’s interest in Master Trust Balances as of December 31, 2020
Becton, Dickinson and Company common stock	$517,371,637	$18,694,878
Common collective trusts	3,698,260,224	9,937,057
Mutual funds	219,302,725	521,720
Cash equivalents	16,589,325	83,947

Total investments at fair value	4,451,523,911	29,237,602
Investment contracts at contract value (see Note 5)	515,946,899	1,607,431

Total investments	$4,967,470,810	$30,845,033

	Master Trust Balances as of December 31, 2019	Plan’s interest in Master Trust Balances as of December 31, 2019
Becton, Dickinson and Company common stock	$606,050,333	$23,284,116
Common collective trusts	3,284,232,249	8,484,405
Mutual funds	145,906,145	204,927
Cash equivalents	13,917,808	13,241

Total investments at fair value	4,050,106,535	31,986,689
Investment contracts at contract value (see Note 5)	471,258,618	1,687,424

Total investments	$4,521,365,153	$33,674,113

The following table presents the net appreciation/(depreciation) in fair values of investment and investment income of the Master Trust and Plan for the Year Ended December 31, 2020:

	Master Trust Balances	Plan’s interest in Master Trust Balances
Interest, dividends and other income	$27,272,902	$303,296
Net appreciation (depreciation)	521,213,999	(476,643)

Total investment gain (loss)	$548,486,901	$(173,347)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

There have been no changed in the valuation methodologies used for assets measured at fair value as described below from December 31, 2019 to December 31, 2020.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These investments are determined to have a readily determinable fair value as the net asset value per unit is determined and published daily and is the basis for current transactions.. These assets carry no restrictions on redemption.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Trust’s investments. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2020 and December 31, 2019.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,698,260,224	—	—	$3,698,260,224
Cash equivalents	16,589,325	—	—	16,589,325
Mutual funds	219,302,725	—	—	219,302,725
Company common stock	517,371,637	—	—	517,371,637

Total investments at fair value	$4,451,523,911	—	—	$4,451,523,911

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,284,232,249	—	—	$3,284,232,249
Cash equivalents	13,917,808	—	—	13,917,808
Mutual funds	145,906,145	—	—	145,906,145
Company common stock	606,050,333	—	—	606,050,333

Total investments at fair value	$4,050,106,535	—	—	$4,050,106,535

5. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Trust to transact at contract value with the issuer.

Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Trust or the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

6. Income Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 2014, stating that the Plan is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code, and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or the Puerto Rico Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties relation to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Parties and Party-In-Interest Transactions

As of December 31, 2020, the Plan held 74,714 shares of Becton, Dickinson and Company common stock with a fair value of $18,694,878. As of December 31, 2019, the Plan held 85,612 shares of Becton, Dickinson and Company common stock with a fair value of $23,284,116. During the year, the Plan purchased and sold 925 shares for $212,924 and 11,824 shares for $1,671,757, respectively, of Becton, Dickinson and Company common stock and received $248,708 in dividends on the shares of common stock.

Party-in-interest transactions also include the Trust’s investments in certain common collective trusts and mutual funds that are managed by the investment managers of the Plan. Among which, Northern Trust funds held by the Trust are managed by Northern Trust, whereas Black Rock funds are managed by Black Rock, Inc., Fidelity funds are managed by the Trustee, Vanguard funds are managed by The Vanguard Group, and State Street funds are managed by State Street Global Advisors. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Risks and Uncertainties

The Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

The Company announced, on May 6, 2021 the spin-off of the Diabetes Care business into an independent publicly traded company which is not expected to have a material impact on the plan.

BD Caribe Ltd. Savings Incentive Plan (SIP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the BD Caribe Ltd. Savings Incentive Plan (SIP), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BD Caribe Ltd. Savings Incentive Plan (SIP)

Date: June 29, 2021	/s/ Kristi Payne, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm